Perimeter Solutions, SA

28, Boulevard F.W. Raiffeisen

L-2411 Luxembourg

Grand Duchy of Luxembourg

October 28, 2024

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Perimeter Solutions, SA

Registration Statement on Form S-4

Filed July 31, 2024

(File No. 333-281134)

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, we hereby request acceleration by the Securities and Exchange Commission (the “Commission”) of the effective date of the above-referenced Registration Statement on Form S-4 (the “Registration Statement”) of Perimeter Solutions, SA. We respectfully request that the Registration Statement become effective as of 12:00 p.m., Washington, D.C. time, on October 30, 2024, or as soon as practicable thereafter.

The Company requests that we be notified of such effectiveness by a telephone call to Jason Licht of Latham & Watkins LLP at (202) 637-2258 or, in his absence, Lucas Balchun of Latham & Watkins LLP at (202) 637-1080 and that such effectiveness also be confirmed in writing.

Very truly yours,

/s/ Kyle Sable
Name: Kyle Sable
Title: Chief Financial Officer

cc:	Noriko (Nori) Yokozuka, Perimeter Solutions, SA

Jason M. Licht, Latham & Watkins LLP

Lucas Balchun, Latham & Watkins LLP